Exhibit 99.1

Powin Energy Corporation

Financial Statements

December 31, 2015 and 2014

POWIN ENERGY CORPORATION

TABLE OF CONTENTS

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Powin Energy Corporation.

We have audited the accompanying balance sheets of Powin Energy Corporation (the "Company") as of December 31, 2015 and 2014, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements are presented assuming the Company will continue as a going concern. As more fully described in Note 3 to the financial statements, the Company had net losses of $4.4 million in 2015 and $3.9 million in 2014 and cash used in operations of $7.6 million and $1.3 million, respectively. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans to address these conditions are also set forth in Note 3 to the financial statements. The accompanying financial statements do not include any adjustments which might be necessary if the Company is unable to continue as a going concern.

/s/ Anton & Chia, LLP

Newport Beach, California
June 7, 2016

Powin Energy Corporation
Balance Sheets

	December 31,	December 31,
	2015	2014

Assets
Current Assets
Cash	$2,833,090	$163,064
Accounts receivable, net	34,188	5,999
Notes and other receivables, net	883	-
Inventories, net	623,399	354,302
Prepaid expenses	252,783	394,080
Total current assets	3,744,343	917,445

Property and equipment, net	159,507	171,099
Intangible assets, net	182,911	43,935
Total assets	$4,086,761	$1,132,479

Liabilities and shareholders' deficit
Accounts payable	$152,718	$161,740
Accrued payroll and other accrued liabilities	305,360	3,322,463
Due to Powin Corporation	469,188	2,204,681
Due to Q Pacific Manufacturing	114,937	232,285
Due to Q Pacific Contract Manufacturing	1,915,875	3,933,197
Payable to related parties - current	-	72,856
Total current liabilities	2,958,078	9,927,222
Total liabilities	2,958,078	9,927,222

Stockholders' deficit
Common stock, 9,000,000 shares authorized, no par value, 12,143 and 10,000 shares issued and outstanding as of December 31, 2015 and 2014, respectively	12,019,345	269,345
Additional paid in capital	2,620,107	-
Accumulated deficit	(13,510,769)	(9,064,088)
Total stockholders' deficit	1,128,683	(8,794,743)

Total liabilities and stockholders' deficit	$4,086,761	$1,132,479

The accompanying notes are an integral part of these financial statements.

Powin Energy Corporation
Statements of Operations

	Years ended December 31,
	2015	2014

Net sales
Net sales to unrelated parties	$183,187	$304,132
Net sales to related parties	-	318,726
Total net sales	183,187	622,858
Cost of sales	182,630	485,662
Gross profit	557	137,196

Operating expenses
Payroll expenses	1,174,283	1,391,606
Professional expenses	1,416,413	996,422
Research & development expenses	648,648	619,689
General & administrative expenses	1,230,501	1,005,259
Total operating expenses	4,469,845	4,012,976

Loss from operations	(4,469,288)	(3,875,780)

Other income (expense)
Other income	25,059	-
Interest expense	(2,032)	(2,364)
Loss on sales of assets	-	(7,300)
Other expenses	(270)	(74)
Other expenses	22,758	(9,738)
Loss before income taxes	(4,446,530)	(3,885,518)
Provision for income taxes	150	500
Net loss	$(4,446,680)	$(3,886,018)
Loss per share:
Basic	$(383)	$(389)
Diluted	$(383)	$(389)

Weighted average shares outstanding:
Basic	11,608	10,000
Diluted	11,608	10,000

The accompanying notes are an integral part of these financial statements.

Powin Energy Corporation
Statement of Changes In Stockholders’ DEFICIT
For The Year Ended December 31, 2015 and 2014

	Common Stock	Common Stock	Additional Paid in	Accumulated Deficit	Total Stockholders'
	Shares	$ Amount	Capital		Deficit
Balance at December 31, 2013	10,000	$269,345		$(5,178,071)	$(4,908,726)
Net loss	-	-		(3,886,018)	(3,886,018)
Balance at December 31, 2014	10,000	269,345		(9,064,089)	(8,794,744)
Issuance of common stock for cash	2,143	11,750,000		-	11,750,000
Shareholder contribution			2,620,107		2,620,107
Net loss	-	-		(4,446,680)	(4,446,680)
Balance at December 31, 2015	12,143	$12,019,345	$2,620,107	$(13,510,769)	$1,128,683

The accompanying notes are an integral part of these financial statements.

Powin Energy Corporation
Statements of Cash Flows

	Years ended December 31,
	2015	2014
OPERATING ACTIVITIES
Net loss	$(4,446,680)	$(3,886,018)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	55,691	55,342
Reserve for slow moving and obsolete inventory	(45,054)	(42,027)
Loss on disposal of equipment	-	7,300
Changes in operating assets and liabilities
Accounts receivable	(28,189)	(18,124)
Notes and other receivables	(883)	-
Inventories	(224,044)	14,771
Prepaid expenses and deposits	141,297	(375,498)
Accounts payable	(9,022)	148,748
Accrued payroll and other liabilities	(3,017,104)	2,819,319
Net cash used in operating activities	(7,573,987)	(1,276,187)

INVESTING ACTIVITIES
Acquisition of intangible assets	(169,935)	-
Purchase of equipment and leasehold improvements	(13,140)	(11,370)
Total cash used in investing activities	(183,075)	(11,370)

FINANCING ACTIVITIES
Proceeds from stock issuance	11,750,000	-
Proceeds from related parties	-	72,856
Payments to related parties payable	(72,856)	-
Due to (due from) related entities	(1,250,056)	1,333,491
Net cash provided by financing activities	10,427,088	1,406,347

Net increase in cash	2,670,026	118,790
Cash at beginning of period	163,064	44,274
Cash at end of period	$2,833,090	$163,064

SUPPLEMENTAL NON-CASH ACTIVITIES:
Shareholder contribution	$2,620,107	$-

Powin Energy Corporation
Notes to Financial Statements

NOTE 1:  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and History

Powin Renewable Energy Resources, Inc. was incorporated under the law of Oregon on August 9, 2010. The name was changed to Powin Energy Corporation (“Powin Energy”) on June 25, 2013.

Powin Energy is based in Tualatin Oregon. The Company is developing its energy storage products utilizing lithium-ion, and other battery technologies. The energy storage products include integrated, grid scale energy storage for renewable energy system, electric vehicle charging stations, and alternative energy systems for buses.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as promulgated in the United States of America.

Use of estimates

The preparation of financial statements in accordance with GAAP requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

We maintain allowances for accounts receivable for estimated uncollectable accounts receivable due to the inability of our customers to make required payments. We maintain impairment for inventory for estimated inventory loss. We maintain allowances for returns for estimated losses resulting from product returns. These estimates have historically been within our expectations and the provisions established.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the service is performed or delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

For product shipped directly from the Company’s warehouse or manufactured by the Company in the United States and then shipped to the customer, revenue is recognized at time of shipment as it is determined that ownership and title has passed to the customer at shipment and revenue is recognized.  Amounts billed to customers for freight and shipping are classified as revenue.

Products imported from China and shipped directly to the customer may be either FOB Port of Origin or FOB Shipping Destination United States. If the product is shipped FOB Port of Origin revenue is recognized at time of delivery to the Company’s representative in China, when the proper bills-of-lading have been signed by the customer’s agent and ownership passed to the customer.  For product shipped FOB Shipping Destination U.S., revenue is recognized when product is off-loaded at the United States Port of Entry and delivered to the customer, when all delivery documents have been signed by the receiving customer, and ownership has passed to the customer.

Powin Energy Corporation
Notes to Financial Statements

For orders placed requiring customized manufacturing, the Company requires the customer to issue its signed purchase order with documentation identifying the specifics of the product to be manufactured. Revenue is recognized on customized manufactured products upon delivery of the product.  If the customer cancels the purchase order after the manufacturing process has begun, the Company invoices the customer for any manufacturing costs incurred and revenue is recognized.  Orders canceled after delivery has occurred are fully invoiced to the customer and revenue is recognized, provided all other revenue recognition criteria are met.

Cost of goods sold

Cost of goods sold includes cost of inventory sold during the period, net of discounts and allowances, freight and shipping costs, warranty and rework costs, and sales tax.

Advertising

The Company expenses the cost of advertising as incurred.  For the years ended December 31, 2015 and 2014, the amount charged to advertising expense was $82,840 and $20,914, respectively.

Research and development

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, localization costs incurred to translate software for international markets, and the amortization of purchased software code and services content. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products, is generally shortly before the products are released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Cash

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents. The cash deposits in U.S. financial institutions exceed the amounts insured by the U.S. government. The standard insurance amount is $250,000 per depositor, per insured bank. Non-performance by these institutions could expose the Company to losses for amounts in excess of insured balances. At December 31, 2015 and December 31, 2014, the Company’s bank balances exceeded insurances balances by $2,607,804 and $0, respectively. At December 31, 2015 and December 31, 2014, the Company had no cash equivalents.

Trade Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.  Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Bad debt expense for the years ended December 31, 2015 and 2014 was $0 and $3,637, respectively.

Powin Energy Corporation
Notes to Financial Statements

Inventories, net

Inventories consist of parts and equipment including electronic parts and components.  Inventory is valued at the lower of cost (first-in, first-out method) or market.   The components of inventories were as follows:

	December 31, 2015	December 31, 2014
Raw materials	$303,730	$56,258
Work in progress	196,093	120,859
Finished goods	621,302	719,965
Reserve for slow moving and obsolete inventory	(497,726)	(542,780)
Inventories, net	$623,399	$354,302

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization.  For financial reporting and income tax purposes, the costs of property and equipment are depreciated and amortized over the assets estimated useful lives, using principally the straight-line method for financial reporting purposes and an accelerated method for income tax purposes.  Costs associated with repair and maintenance of property and equipment are expensed as incurred.  Changes in circumstances, such as technological advances, changes to the Company’s business model or capital strategy could result in actual useful lives differing from the Company’s estimates.  In those cases where the Company determines that the useful life of property and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

The Company depreciates property and equipment over the following estimated useful lives:

Equipment	5-7 years
Leasehold improvements	10 years
Computers	3-5 years
Vehicles	5-7 years

The Company reviews the carrying value of property, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property, and equipment was recorded in operating expenses during the years ended December 31, 2015 and 2014.

Intangible Assets

All of our intangible assets include patents acquisition and patent application related fees that are subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from 3 to 5 years. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Powin Energy Corporation
Notes to Financial Statements

Income taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. In determining the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns, judgment and interpretation of statutes is required. Additionally, the Company uses tax planning strategies as a part of its tax compliance program. Judgments and interpretation of statutes are inherent in this process.

The accounting guidance for uncertainties in income tax prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company recognizes a tax benefit from an uncertain tax position in the consolidated financial statements only when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority’s widely understood administrative practices and precedents.

Fair Value Measurements

The fair value accounting guidance defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. This guidance also establishes a fair value hierarchy to prioritize inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Note 2: Recently Issued Accounting Pronouncements –Not Adopted

The FASB has issued Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.

Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities.

Powin Energy Corporation
Notes to Financial Statements

Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures.

This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes.

The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued.

The FASB and IASB (the Boards) have issued converged standards on revenue recognition. Specifically, the Boards have issued the following documents:

·	FASB Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers: Topic 606 ; and

·	IFRS 15, Revenue from Contracts with Customers.

The issuance of these documents completes the joint effort by the Boards to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS.

ASU 2014-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

·	Step 1: Identify the contract(s) with a customer.
·	Step 2: Identify the performance obligations in the contract.
·	Step 3: Determine the transaction price.
·	Step 4: Allocate the transaction price to the performance obligations in the contract.
·	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

Powin Energy Corporation
Notes to Financial Statements

Note 3: Going concern

The Company sustained net losses of $4,446,680 and $3,886,018 during the years ended December 31, 2015 and 2014. The Company has an accumulated deficit of $13,510,769 as of December 31, 2015. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtain additional financing, as may be required.

In recent months, the Company has taken significant steps toward restoration of operating profits and financial stability. Those steps include actively pursuing additional investment as well as aggressively marketing product to fill the sales pipeline.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Note 4: Property and equipment, net

The components of property and equipment were as follows:

	December 31, 2015	December 31, 2014
Equipment	$50,385	$50,385
Leasehold improvements	92,131	92,131
Computers	38,338	25,198
Vehicles	32,983	32,983
	213,837	200,697
Accumulation depreciation	(54,330)	(29,598)
Property and equipment - net	$159,507	$171,099

 For the years ended December 31, 2015 and 2014, depreciation of property and equipment amounted $24,732 and $19,685, respectively.

Powin Energy Corporation
Notes to Financial Statements

Note 5: Intangible Assets, net

The components of intangible assets were as follows:

	December 31, 2015	December 31, 2014
Technology acquisition	$90,000	$90,000
Patent application	172,805	2,870
	262,805	92,870
Accumulation depreciation	(79,894)	(48,935)
Intangible assets - net	$182,911	$43,935

 For the years ended December 31, 2015 and 2014, amortization of intangible assets amounted $30,959 and $30,957, respectively.

Note 6: Loss per share

Basic loss per share is based on the weighted-average effect of all common shares issued and outstanding, and is calculated by dividing net loss by the weighted-average shares outstanding during the year.  Diluted loss per share is calculated by dividing net income by the weighted-average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. The Company excludes equity instruments from the calculation of diluted earnings per share if the effect of including such instruments is antidilutive.

The components of basic and diluted loss per share are as follows:

	For the years ended December 31,
	2015	2014

Net loss available to Powin Energy Corporation (B)	(4,446,680)	(3,886,018)

Weighted average outstanding shares of common stock (C)	11,608	10,000
Dilutive effect of securities	-	-
Common stock and common stock equivalents (D)	11,608	10,000

Loss per share
Basic (B/D)	$(383)	$(389)
Diluted (B/D)	$(383)	$(389)

Note 7: Commitments

Operating Leases

The Company leases a facility, 65,223 square from Lu Pacific Properties, LLC (“Lu Pacific) (Powin Pacific Properties, LLC, formerly), a company owned by the Chairman of the Board and CEO. The monthly rental expense is $35,180. This lease is through June 30, 2021.

Powin Energy Corporation
Notes to Financial Statements

Effective January 1, 2016, the Company entered into a lease amendment. The Company lease 35,048 square feet of the building. The new lease term is through June 30, 2021 and all property taxes, utilities and facility maintenance are charged at $0.15 per square foot per month by Lu Pacific Properties, LLC. The monthly rental expense is $18,303.

Minimum future lease payments under non-cancelable operating leases are as follows:

Year ending December 31,
2016	$282,722
2017	282,722
2018	282,722
2019	282,722
2020	282,722
Thereafter	141,361
Total	$1,554,971

For the years ended December 31, 2015 and 2014, total rent expenses paid were $383,805 and $140,720, respectively.

Note 8:  Capital stock

Common Stock

On April 2, 2015, the Company issued 2,143 of Powin Energy’s common shares to Suntech for an investment of $12,500,000. The Company paid $750,000 finder fee in connection with this transaction.

Note 9:  Related party transactions

Rent From Related Parties

The Company’s facility is owned by Lu Pacific Properties, LLC, an Oregon limited liability company, controlled by Joseph Lu (“Mr. Lu”), CEO and Chairman of the Board. Rent expenses were $383,805 and $140,720 for the years ended December 31, 2015 and 2014, respectively. Rental rates are deemed to be and were derived by local market rates for the rents when the contracts were entered.

Sales to Related Parties

Mr. Lu’s sons, Danny Lu and Peter Lu, together own 20% of PEI MFG, LLC (“PEI”). The Company made sales to PEI in the amount of $0 and $318,726 for the years ended December 31, 2015 and 2014, respectively. Amounts due from PEI amounted to $0 and $0 at December 31, 2015 and December 31, 2014, respectively.

Powin Energy Corporation
Notes to Financial Statements

Notes Payable To Related Parties

On June 11, 2014, the Company borrowed $70,492 from Joseph Lu. The note was due July 15, 2014 and accrued interest at 6% per annum. The note due date is extended to September 30, 2016, is with no collateral, and with an interest rate of 6% per annum.

Repayments to note payables to related parties amounted to $74,954 and $0 during the twelve months ended December 31, 2015 and 2014, respectively. At December 31, 2015 and 2014 the note payables due to Joseph Lu were $0 and $72,856 respectively.

Due to (due from) Related Entities

The balance of the Company’s due to and due from related entities are the result of operational funding needs and cash management requirements. On December 31, 2015, Joseph Lu converted $2.6 million of related entity debt into a capital contribution into the Company. For the years ended December 31, 2015 and 2014, the amounts due to related entities were $2.5 million and $6.4 million, respectively.

Note 10: Income taxes

The provision for income taxes consists of the following:

	December 31, 2015	December 31, 2014
Current:
Federal	-	-
State	150	500
	150	500
Net Operating Losses Carryback	-	-
	150	500
Deferred:
Federal	(1,530,251)	(1,297,445)
State	(196,052)	(166,226)
	(1,726,303)	(1,463,671)
Valuation Allowance	1,726,303	1,463,671

Provision for Income Taxes	150	500

Powin Energy Corporation
Notes to Financial Statements

A reconciliation of income taxes computed at the United States federal statutory income tax rate to the provision for income taxes is as follows:

	December 31, 2015	December 31, 2014
US Federal Statutory Rate @ 34%	(1,511,872)	(1,321,246)
State Taxes, Net of Federal Effect	(193,697)	(169,275)
Stock Compensation	-	22,924
Valuation Allowance	1,726,303	1,463,671
Tax Credits	(78,603)	(76,961)
Other	57,869	80,887
Total	-	-

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset were as follows:

	December 31, 2015	December 31, 2014
Current:
Allowance for Inventory Obsolescence	190,908	208,189
Allowance for Doubtful Accounts	-	1,395
Other	59,387	25,753
	250,295	235,337
Valuation Allowance	(250,295)	(235,337)
Total	-	-

Noncurrent:
Net Operating Losses	4,632,694	3,010,854
Property, Equipment and Intangibles	5,115	(5,786)
Tax Credits	304,476	225,873
Other	314	312
	4,942,599	3,231,253
Valuation Allowance	(4,942,599)	(3,231,253)

Generally accepted accounting principles require that the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among the members of the group when those members issue separate financial statements.  The method used must be systematic, rational and consistent with broad principles established by accounting guidance.  The Company allocates current and deferred taxes under ASC 740-10-30 as if it were a separate taxpayer.  As such, the Company does not have any tax-related balances due to or from affiliates as of December 31, 2015 and 2014.

Based on the Company’s current financial and operational situation, management determined that it is more likely than not that the United States federal and state deferred tax assets will not be realized through the reduction of future income tax payments. Consequently, the Company has established a full valuation allowance for its United States federal and state deferred tax assets as of December 31, 2015 and 2014.

Powin Energy Corporation
Notes to Financial Statements

As of December 31, 2015, the Company has approximately $12.1 million and $12.3 million of net operating loss (“NOL”) carry-forwards for federal and state income tax purposes, respectively. Expiration of the Company’s NOL carry-forwards begins in 2025.

The Company has classifies income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. The Company has incurred no interest or penalties as of December 31, 2015 and 2014.

The Company has identified United States federal and Oregon as major jurisdictions. The Company is currently open to audit under United States and state statute of limitations by the taxing authorities for 2011 through 2015.

The Company does not enter into transactions or take uncertain tax positions that would require adjustment to or disclosure in the financial statements under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. Income Taxes. The Company continually evaluates expiring statutes of limitations, changes in tax laws and new authoritative rulings.

Note 11:  Subsequent events

Effective January 1, 2016, the Company entered into a lease amendment. The Company lease 35,048 square feet of the building. The new lease term is through June 30, 2021 and all property taxes, utilities and facility maintenance are charged at $0.15 per square foot per month by Lu Pacific Properties, LLC. The monthly rental expense is $18,303.

Effective April 19, 2016, the Company entered into a Consulting Agreement with Lisa Bunday to serve as contract Interim Chief Financial Officer. The contract is for an initial term of 90 days. Thereafter, Ms. Bunday will serve on a month-to-month basis. Ms. Bunday will not be an executive officer of the Company. Joseph Lu will remain the Company’s principal financial officer.